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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  RENEX CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

         RC ACQUISITION CORP. AND NATIONAL NEPHROLOGY ASSOCIATES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   759683105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DR. JEROME S. TANNENBAUM
                    C/O NATIONAL NEPHROLOGY ASSOCIATES, INC.
                          511 UNION STREET, SUITE 1800
                           NASHVILLE, TENNESSEE 37219
                                 (615) 777-8200
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                              ADAM H. GOLDEN, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 836-8000

                            ------------------------

TRANSACTION VALUATION*  AMOUNT OF FILING FEE*
----------------------  ---------------------
     $85,630,840             $17,126.17

---------------

* For purposes of calculating the filing fee only. This amount is based on a per share offering price of $10 for 8,563,084 shares of common stock (including shares issuable upon exercise of all options and warrants). Pursuant to the Agreement and Plan of Merger, dated as of December 28, 1999, among Renex Corp. (the "Company"), National Nephrology Associates, Inc. and RC Acquisition Corp., the Company represented that, as of December 27, 1999, it had 6,926,901 shares of common stock issued and outstanding, 1,001,231 shares of common stock reserved for issuance upon exercise of outstanding options and 634,952 shares of common stock reserved for issuance upon exercise of outstanding warrants. The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                Form or Registration No.: N/A
Filing Party: N/A                          Date Filed: N/A

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

                                     14D-1

    CUSIP NO. 759683105                                   PAGE 2 OF 8 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS
           RC Acquisition Corp.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------------------------------------------------------------------------
  2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS* BK, WC
---------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                          PURSUANT TO ITEM 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Florida
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,631,239 shares of common stock. Includes 679,119 and
           104,168 shares of common stock issuable upon exercise of
           options and warrants, respectively. Such shares are owned by executive officers and directors of Renex Corp. RC
           Acquisition Corp. ("Purchaser") may be deemed to
           beneficially own such shares as a result of its having
           entered into a Shareholders Agreement, dated as of December
           28, 1999, among National Nephrology Associates, Inc.
           ("Parent"), Purchaser and the directors and executive
           officers of Renex Corp. Under the terms of such Shareholders
           Agreement, the directors and executive officers of Renex
           Corp. have agreed to tender the shares owned by them
           (including shares issuable upon exercise of options and
           warrants) in the offer, granted the Purchaser an option to acquire such shares and granted Parent a proxy to vote such shares in connection with the transactions contemplated by the Merger Agreement.
---------------------------------------------------------------------------
  8               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                                                        CERTAIN SHARES*
                                                                    [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 34.1%.
           Calculated in accordance with Rule 13d-3 under the
           Securities Exchange Act of 1934, as amended.
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1

    CUSIP NO. 759683105                                   PAGE 3 OF 8 PAGES

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           National Nephrology Associates, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------------------------------------------------------------------------
  2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS* BK, WC
---------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                          PURSUANT TO ITEM 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,631,239 shares of common stock. Includes 679,119 and
           104,168 shares of common stock issuable upon exercise of
           options and warrants, respectively. Such shares are owned by directors and executive officers of Renex Corp. National
           Nephrology Associates, Inc. ("Parent") may be deemed to
           beneficially own such shares as a result of its having
           entered into a Shareholders Agreement, dated as of December
           28, 1999, among Parent, RC Acquisition Corp. ("Purchaser")
           and the directors and executive officers of Renex Corp.
           Under the terms of such Shareholders Agreement, the
           directors and executive officers of Renex Corp. have agreed to tender the shares owned by them (including shares
           issuable upon exercise of options and warrants) in the
           offer, granted the Purchaser an option to acquire such
           shares and granted Parent a proxy to vote such shares in
           connection with the transactions contemplated by the Merger
           Agreement.
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
           [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 34.1%.
           Calculated in accordance with Rule 13d-3 under the
           Securities Exchange Act of 1934, as amended.
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON* CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by RC Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly-owned subsidiary of National Nephrology Associates, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share, of Renex Corp., a Florida corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 6, 1998, by and between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended, for a purchase price of $10 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, the "Offer"), and is intended to satisfy the disclosure and filing requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITIES AND SUBJECT COMPANY.

     (a) The name of the subject company is Renex Corp., a Florida corporation, which has its principal executive offices at 201 Alhambra Circle, Suite 800, Coral Gables, Florida 33134.

     (b) The title of the securities which are the subject of the Offer is the Company's common stock, par value $.001 per share (the "Shares"), and the Offer is for all outstanding Shares at a price of $10 per Share, net to the seller in cash, without interest thereon. The information set forth in the "Introduction" to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed jointly by Purchaser and Parent. The information set forth in the "Introduction" to the Offer to Purchase, in Section 9 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e) and (f) None.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase, in Sections 9, 11 and 13 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9 and 12 of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction" to the Offer to Purchase in Sections 9, 11 and 13 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Press Release dated December 28, 1999, the Commitment Letter, dated December 27, 1999, among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Agricole Indosuez and Parent, with attached Summary of Terms and Conditions, the Agreement and Plan of Merger, dated as of December 28, 1999, among Parent, Purchaser and the Company, the Shareholders Agreement, dated as of December 28, 1999, among Parent, Purchaser and the directors and executive officers of the Company, the Confidentiality Letter, dated as of November 15, 1999, by Parent in favor of the Company and the Confidentiality Letter, dated as of December 21, 1999, by the Company in favor of the Parent, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(7), (b)(1), (c)(1), (c)(2),
(c)(3) and (c)(4), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated December 30, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of Press Release dated December 28, 1999.

     (a)(8) Form of summary advertisement to be published on January 3, 2000.

     (b)(1) Commitment Letter, dated December 27, 1999, among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Agricole Indosuez and Parent, with attached Summary of Terms and Conditions.

     (c)(1) Agreement and Plan of Merger, dated as of December 28, 1999, among Parent, Purchaser and the Company.*

     (c)(2) Shareholders Agreement, dated as of December 28, 1999, among Parent, Purchaser and the directors and executive officers of the Company.*

     (c)(3) Confidentiality Letter, dated as of November 15, 1999, by Parent in favor of the Company.

     (c)(4) Confidentiality Letter, dated as of December 21, 1999, by the Company in favor of Parent.

     (d)    None.

     (e)    Not applicable.

     (f)    None.
---------------
* Incorporated by reference to Renex Corp.'s Current Report on Form 8-K dated December 30, 1999 and filed with the Securities and Exchange Commission on December 30, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 1999

                                          RC Acquisition Corp.

                                          By         /s/ LEIF MURPHY
                                            ------------------------------------
                                             Title: Executive Vice President,
                                                    Chief Financial Officer

                                          National Nephrology Associates, Inc.

                                          By         /s/ LEIF MURPHY
                                            ------------------------------------
                                             Title: Executive Vice President,
                                                    Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT                                                                 SEQUENTIALLY
NUMBER   DESCRIPTION                                                   NUMBERED PAGES
-------  -----------                                                   --------------
(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Text of Press Release dated December 28, 1999.
(a)(8)   Form of summary advertisement to be published on January 3,
         2000.
(b)(1)   Commitment Letter, dated December 27, 1999, among Lehman
         Commercial Paper Inc., Lehman Brothers Inc., Credit Agricole
         Indosuez and Parent with attached Summary of Terms and
         Conditions.
(c)(1)   Agreement and Plan of Merger, dated as of December 28, 1999, among Parent, Purchaser and the Company.*
(c)(2)   Shareholders Agreement, dated as of December 28, 1999, among
         Parent, Purchaser and the directors and executive officers of the Company.*
(c)(3)   Confidentiality Letter, dated as of November 15, 1999, by
         Parent in favor of the Company
(c)(4)   Confidentiality Letter, dated as of December 21, 1999 by the
         Company in favor of Parent.
 (d)     None.
 (e)     Not applicable.
 (f)     None.

---------------
* Incorporated by reference to Renex Corp.'s Current Report on Form 8-K dated December 30, 1999 and filed with the Securities and Exchange Commission on December 30, 1999.